Exhibit 23.2

[Letterhead of Norton Rose Fulbright Canada LLP]

October 12, 2023

We hereby consent to the reference to us under the captions “Description of the Securities – Debt Securities—Canadian Taxes on Debt Securities” and “Validity of the Securities” in the Prospectus constituting Part I of the Registration Statement of Québec with which this consent is filed.

By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP